SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Immunomedics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

452907108
(CUSIP Number)

Scott Epstein
c/o venBio Select Advisor LLC
120 West 45th Street, Suite 2802
New York, NY 10036
(212) 937-4970

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON VENBIO SELECT ADVISOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,488,076 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,488,076 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,488,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 452907108	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,488,076 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,488,076 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,488,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 452907108	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 2 (“Amendment No. 1”) amends the statement on Schedule 13D filed on November 16, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on February 15, 2017 (“Amendment No. 1,” and the Original Schedule 13D as amended hereby, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 15, 2017, the Reporting Persons were notified that, pursuant to a status quo order issued by the Delaware Chancery Court in connection with Goldenberg, et al. v. Aghazadeh, et al. (C.A. No. 2017-0163-JTL), Dr. Aghazadeh, Scott Canute, Peter Barton Hutt, and Khalid Islam constitute the board of directors of the Issuer alongside three other directors elected by a plurality of the votes cast at the 2016 annual meeting of stockholders of the Issuer. Dr. Aghazadeh also serves as Portfolio Manager and Manager Director of venBio Select Advisor LLC.

The Reporting Persons intend to support the Issuer, and, to the extent requested by the Issuer, the Reporting Persons may, from time to time, engage in discussions related to, or otherwise help facilitate, financing options for the Issuer, strategic alternatives available to the Issuer, or strategic transactions involving the Issuer.

CUSIP No. 452907108	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

venBio Select Advisor LLC

/s/ Scott Epstein
Name:	Scott Epstein
Title:	Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH